UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

At the meeting of shareholders of Class B (the “Class B Meeting”) of Wellchange Holdings Company Limited (the “Company”) held on September 2, 2026, at 10:00 a.m. Hong Kong Time (Tuesday, September 1, 2026, at 10:00 p.m. Eastern Time), the following matter, among others, was approved and authorized:

A.	the consolidation of every five (5) issued and unissued Class A ordinary shares into one (1) Class A ordinary share, at an aggregate ratio of one-for-five (1-for-5).

At the extraordinary general meeting (the “EGM”) of shareholders of the Company held on September 2, 2026, immediately following the Class B Meeting, the following matters, among others, were approved and authorized:

B.	(a) the consolidation of every five (5) issued and unissued Class A ordinary shares of a par value of US$0.000005 each into one (1) Class A ordinary share of a par value of US$0.000025 each, at an aggregate ratio of one-for-five (1-for-5) (the “Class A Share Consolidation”), with effect from the day immediately following the date of the EGM, with the par value of each Class A ordinary share of US$0.000005 being increased proportionally to US$0.000025 so that the aggregate authorized share capital of the Company attributable to the Class A ordinary shares remains unchanged, with the Class B ordinary shares remaining unconsolidated, and with the conversion rate applicable to the Class B ordinary shares being adjusted in accordance with the Company’s then effective memorandum and articles of association; (b) to approve that any fractional Class A ordinary shares created as a result of the Class A Share Consolidation shall be rounded up to the nearest whole share at the holder level; and (c) to authorize each director and/or officer of the Company, for and on behalf of the Company, to take all such actions and execute, deliver and file all such documents, notices, confirmations, applications and instruments as he or she may consider necessary, desirable or appropriate to give effect to the Class A Share Consolidation, including updating the register of members of the Company, making or procuring the filing of the resolution and/or any other required return, notice or filing with the Registrar of Companies in the Cayman Islands in respect of the Class A Share Consolidation and the resulting alteration of the authorized share capital of the Company, and, if considered desirable for housekeeping or consistency purposes, preparing, adopting and/or filing an updated memorandum and articles of association of the Company reflecting such alteration, and making or procuring any filings, notifications or submissions with any other applicable governmental, regulatory or self-regulatory authority or service provider.

According to the unanimous written resolutions of the Board passed on August 17, 2026, the reverse stock split of the issued and unissued Class A Ordinary Shares at the ratio of five (5)-for-one (1) (the “Reverse Stock Split”) and the rounding up of any fractional shares resulting from the Reverse Stock Split to the nearest whole ordinary share were approved.

Immediately prior to the Reverse Stock Split and as of the date hereof, the Company has 52,905,328 Class A ordinary shares. The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares of the Company to approximately 10,581,066. Every five (5) outstanding Class A ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class A ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The Company’s Class B ordinary shares are not subject to the Reverse Stock Split and will remain unchanged. As a result of the Reverse Stock Split, the par value of Class A ordinary shares will be increased to $0.000025 per share. The par value of the Class B ordinary shares remains $0.000005.

Upon the opening of the market on September 8, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “WCT”. The new CUSIP number following the Reverse Stock Split is G9545M131.

The Company believes that the Reverse Stock Split is in the best interest of the Company and its shareholders and is being undertaken for proper corporate purposes.

Pursuant to the warrants to purchase 44,275 Class A ordinary shares, expiring on October 1, 2029, with an exercise price of US$4.80 per share, the exercise price and the number of Class A ordinary shares issuable upon exercise of such warrants shall be adjusted in the event of any share consolidation, subdivision or similar capital reorganization by dividing the number of ordinary shares into which the warrants are exercisable by the applicable consolidation ratio and multiplying the exercise price thereof by such consolidation ratio, in each case in accordance with the terms of the applicable warrant and subject to rounding to the nearest whole share.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated September 3, 2026, titled “Wellchange Holdings Company Limited Announces 1-for-5 Reverse Stock Split Effective September 8, 2026.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Wellchange Holdings Company Limited Announces 1-for-5 Reverse Stock Split Effective September 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: September 3, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

3